EX 99.28(h)(7)

Amended and Restated
Expense Waiver Agreement

This Agreement, dated as of September 7, 2011, is made and entered into by and between Curian Series Trust, a Massachusetts business trust (the “Trust”), on behalf of the investment series set forth on Schedule A attached hereto (each, a “Fund,” and collectively, the "Funds"), and Curian Capital, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of the Funds pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the “Advisory Agreement”); and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds.

Now, Therefore, the Trust and the Adviser hereby agree as follows:

1.
The Adviser agrees to waive its advisory fee and reduce the Administration Fees payable to it and/or reimburse other expenses of a Fund, during the period ending one year from the effective date of the registration statement of the Trust, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Funds) listed in Schedule A. Such waiver/and or reimbursement by the Adviser shall be made monthly.

2.
The Fund agrees to reimburse the Adviser in an amount equal to the full amount of fees that, but for waivers and/or reimbursements pursuant to Section 1 hereof, would have been payable by the Fund to the Adviser (the “Deferred Fees”), or were reimbursed by the Adviser in excess of its Adviser fee, subject to the limitations provided in this Section. Such reimbursement by the Fund shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s current expense limitation in effect for the period. The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the applicable Fund.

3.
This Agreement shall automatically renew for one-year terms with respect to a Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days of the end of the then current term for that Fund.

4.
A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Funds.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Curian Series Trust	Curian Capital, LLC

By: /s/ Susan S. Rhee	By: /s/ Michael A. Bell
Name: Susan S. Rhee	Name: Michael A. Bell
Title: Vice President, Chief Legal Officer, and Secretary	Title: President and Chief Executive Officer

Schedule A

Fund	Expense Cap
Curian/PIMCO Income Fund	0.85%
Curian/PIMCO Total Return Fund	0.80%
Curian/WMC International Equity Fund	1.32%